December 6, 2007



Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010


         RE:     Cytec Industries Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007

                 Form 10-Q for Fiscal Quarters Ended March 31, and June 30, 2007 Files Nos. 1-12372

Dear Mr. O'Brien:

We are writing to respond to the comments set forth in the comment letter to Mr. David Lilley, our Chairman, President and Chief Executive Officer of the Staff of the Securities and Exchange Commission (the "Staff"), dated October 31, 2007, relating to the above referenced filings.

For your convenience, we have reproduced each of the Staff's comments in this letter and numbered the paragraphs of this letter to correspond to the numbered paragraphs of the comment letter. All currency amounts in this letter are in millions.

We acknowledge the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the purpose of your review process is to assist Cytec in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We trust our responses to you are satisfactory. If further information is required, please contact me directly.


Sincerely,


David M. Drillock
/s/ D. M. Drillock
Vice President and Chief Financial Officer


cc:      David Lilley               Cytec Industries Inc.
         Tracey Houser              Securities and Exchange Commission

1. Please note that you may receive separate comments on your Form 10-K relating to executive compensation from the Executive Compensation Project and that their review is separate from our review.

     Noted.

Customers and Suppliers

2. You state on page 60, "Our business is not substantially dependent on any single contract or any series of contracts." That appears inconsistent with your disclosure in this section. Please revise in future filings or advise.

     When we stated that "Our business is not substantially dependent on any single contract or series of contracts," we meant the business of Cytec Industries and its consolidated subsidiaries as a whole. This statement was true at the time of filing and remains true today. We will revise our future filings to make it clear that we are referring to the business of our entire Company, and not the business of any segment.

     In the customers and suppliers section on page 9, and in accordance with the requirements of Item 101(c) of Regulation S-K, we describe the dependence of each segment on any customer to the extent the loss of such customer would have a material adverse effect on the segment. These customers and contracts are material at the segment level but are not material to the Company as a whole.

3. In future filings, please identify the significant customers discussed on page 10 pursuant to Item 101(c)(vii) of Regulation S-K.

     Each of the customers referred to on page 10 accounts for less than 10% of the consolidated revenues of Cytec so we believe that disclosure of these customer names is not required. In future filings we will clarify and state that no customers exceed 10% of consolidated revenues.

4. In future filings, please file all material contracts as exhibits to the Form10-K pursuant to Item 601(b)(10) or Regulations S-K. We note your discussion of material business relationships with customers, subcontractors, joint venture partners and suppliers.

     We have carefully reviewed the contracts referred to on page 68, the contracts with the customers referred to on page 10, the contracts with our joint venture partners and our significant contracts with suppliers and have concluded that none of these contracts are required to be filed either because they were made in the ordinary course of our business and are not required to be filed pursuant to the test set forth in Item 601(b)(10)(ii) or because the contract was not material to our consolidated business (as opposed to a segment of our company). In this regard we note that no individual contract accounted for more than 3% of our consolidated revenues in 2006 and that the larger of our two joint ventures had total revenues of approximately 1% of the our consolidated revenues in 2006.

Risk Factors
------------

5. In future filings, please consider adding a risk factor to discuss your dependence on major customers and subcontractors, as mentioned in the first paragraph on page 9.

     Even though no customer is greater than 10% of our consolidated business, we will add a risk factor to cover both dependence on certain larger customers and subcontractors as the Staff suggested.

6. In future filings, please consider adding a risk factor relating to dependence on a limited number of suppliers and the recent supply tightness you have experienced.

     Please note that we currently disclose this information in the raw material Risk Factor section by cross reference to page 9. As a result, we believe we comply with this requirement.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

7. In future filings, please revise your discussion and analysis of each segment's earnings from operations to quantify the impact each factor had to the extent practicable. For example, we note you attribute the increase in Cytec Performance Chemical's earnings from operations to (a) increased selling volumes, (b) slightly higher selling prices, (c) benefits of restructuring initiatives, (d) inclusion of a full year of Surface Specialties product lines, (e) higher raw material costs, (f) divestiture of the water treatment chemicals product line, and (f) stock compensation expense for which you only quantified the impact of the higher raw material costs and stock compensation expense even though the other factors appear to be quantifiable. Refer to Item 303 (A)(3)(i) and Item 303 (A)(3)(iii) of Regulation S-K for guidance.

     We agree to quantify the impact of identifiable factors in our future filings, to the extent that they are significant and quantifiable with reasonable accuracy, to improve the understanding of the changes in our earnings from operations.

     We currently disclose comprehensive information on the increases and decreases to net sales by means of a table which provides the change in net sales by segment for each comparative period by geographic region. The table indicates the percentage change in net sales by major categories including price, volume/mix, changes in exchange rates, and where appropriate we identify the impact of divestitures or acquisitions. The change in net sales is also generally the single most important factor in understanding changes in results in operations.

     As an example, below we have updated the disclosure for the Cytec Performance Chemicals segment information from Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 compared with year ended December 31, 2005.

     Example - revised Cytec Performance Chemicals MD&A for the Year ended December 31, 2006 Compared to December 31, 2005.

                                                                                       % Change Due to
                                                                     ----------------------------------------------------
                                                           Total                              Acquisition/
                                  2006        2005       % Change     Price    Volume/Mix     Divestiture     Currency
                                ---------- ------------ ------------ -------- -------------- --------------- ------------
North America                      $324.1       $340.8          -5%       3%            -5%             -3%          -
Latin America                       128.8        126.8           1%       1%              -             -2%           2%
Asia/Pacific                        127.9        118.5           8%     -                7%              1%          -
Europe/Middle East/Africa           284.3        269.7           6%      -1%            11%             -5%           1%
                                ---------- ------------ ------------ -------- -------------- --------------- ------------
Total                              $865.1       $855.8           1%       1%             3%             -3%          -

     Overall selling volumes increased 3% due to increases in the mining chemicals, phosphines, pressure sensitive adhesives and specialty additives product lines due to market growth and commercialization of new technologies. This was partially offset by decreased selling volumes primarily in the specialty urethanes product line due to competitive price pressure. The inclusion of full year sales attributable to pressure sensitive adhesives and polyurethane product lines of Surface Specialties added 2% to sales and the divestiture of the water treatment chemicals product line decreased sales 5%. On a regional basis, North America sales volumes declined primarily in water treatment chemicals due to low demand from the paper sector and our decision to reduce sales on low profit accounts and in urethane specialties due to a technology shift in the market that affected our customer. The sales volume increase in Asia/Pacific is primarily in mining chemicals and phosphines mostly due to higher demand levels. Sales volume in Europe/Middle East/Africa increased 11% as a result of overall improved demand.

     Earnings from operations were $68.4, or 8% of sales, compared with $56.6 or 7% of sales in 2005. The increase in earnings is primarily attributable to increased selling volumes which contributed approximately $20.0, slightly higher selling prices of approximately $9.0, the inclusion of the full year Surface Specialties product lines which contributed approximately $7.0 and the benefits of our restructuring initiatives. Partially offsetting these were higher raw material costs of $28.1, the divestiture of the water treatment chemicals product line which reduced earnings approximately $4.0 and expense of $3.6 for stock options and stock-settled SARS related to SFAS 123(R). 2005 results also included $2.6 for the excess of the fair value of the finished goods inventory over normal manufacturing cost related to the Surface Specialties acquisition and $7.0 of in-process research and development cost write-offs related to the Surface Specialties acquisition.

8. We note that you recognized $51.1 million in restructuring activities and asset impairment charges related to such activities, which is 16.8% of your fiscal year 2006 earnings from operations. As such, please provide the complete disclosures required by SAB Topic 5:P.4. For example, please disclose:

     o A description of each exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date and the likely effects on the consolidated financial statements.
     o The extent to which the restructuring activities are expected to result in cost savings or impact revenues.
     o The expected cost savings for each restructuring activity and whether you have actually realized cost savings from previous restructuring activities.
     o The total dollar amount of restructuring costs should be disclosed for each period.

     We have disclosed in Note 4 of our consolidated financial statements the majority of the information required by SAB Topic 5:P.4 as it is also required by SFAS No. 146, "Accounting for Costs Associated With Exit Or Disposal Activities." At the Staff's request, we will repeat that information in future filings in Managements' Discussion and Analysis of Financial Condition and Results of Operations and include any additional required information from SAB Topic 5:P.4. We believe that the missing information relates principally to quantifying future savings as a result of our restructuring activities.

     Following is an example of how we will comply with the Staff's requests in the M,D & A section of our 2007 Form 10-K pertaining to our 2006 restructurings.

     In 2006, we recorded total charges of $51.1 ($42.3 after tax) in connection with several restructuring initiatives, including related asset impairments of $29.3 ($24.6 after tax). In the aggregate these costs were charged to expense as follow: manufacturing cost of sales $45.2, selling and technical services $2.0, administrative and general $1.5, research and process development $1.0, and amortization of acquisition intangibles $1.4. In accordance with our accounting policy, restructuring costs are included in our corporate unallocated operating results consistent with management's view of its businesses.

     Based on forecasted cash flow information, we determined that our manufacturing facility in Dijon, France and related intangible assets were impaired. This facility manufactures solvent-borne alkyd and solvent-borne acrylic based resins in our Cytec Surface Specialties ("CSS") segment, which are used in the coating industry for sale in the European market. These mature products are in a declining market with supplier overcapacity with severe price erosion and are generating losses. We recorded an impairment charge of $15.5 to write-down the carrying value of the manufacturing facility and related intangible assets down to zero as we do not believe the assets are saleable and the outlook for recovery of products it manufactures is not positive. Of the impairment charge, $14.1 was charged to manufacturing cost of sales and $1.4 was charged to amortization of acquisition intangibles. Also in 2006, after the appropriate consultations with the Works Council, we decided to close the facility and commence shutdown activities. At that time, we recorded a restructuring charge of $8.4, based on estimated severance costs for eliminating 60 positions at our Dijon, France manufacturing site. In addition, we recorded a net restructuring charge of $1.5 primarily for the severance costs for eliminating 8 technical positions at our Indian Orchard, Massachusetts site, and 16 positions at our leased facilities in New Castle, Delaware, which operations are relocating to our new manufacturing facility in Kalamazoo, Michigan. The restructuring was charged as follows: manufacturing cost of sales $7.8, selling and technical services $0.6, research and process development $0.5, and administrative and general $1.0. This decision results in a reduction in annual revenues of approximately $24.0; however, net annual before tax benefits of approximately $2.9 were expected to begin in 2007 as a result of these restructuring initiatives. We did achieve such annualized benefits in 2007. Cash payments related to these activities will have been substantially completed as of December 31, 2007.

     We recorded a separate restructuring charge of $22.5 of which $13.8 relates to the impairment of fixed assets in Botlek related to our Polymer Additives product line in our Performance Chemicals segment and the remainder relates to the elimination of 38 positions. This initiative includes the cessation of manufacturing of two light stabilizer products in Botlek. Manufacture of one of these products, which had sales of approximately $12.0 in 2005, will be consolidated at our facility in West Virginia; the other product, representing 2005 sales of approximately $6.0, will be exited. The restructuring costs included estimated cash severance, reduction of prepaid pensions and retirement of fixed assets and were charged as follows: manufacturing cost of sales $22.1, and selling expense $0.4. Annual before tax benefits of approximately $6.5 were expected to begin in 2007 as a result of these restructuring initiatives. We did achieve such annualized benefits in 2007. Cash payments related to these activities will have been substantially completed as of December 31, 2007.

     We also recorded restructuring charges of $3.2 related to the elimination of a total of 35 positions associated with our Specialty Chemicals segments as we continue our efforts to take advantage of synergies from the 2005 acquisition, and to mitigate continuing costs related to the 2006 divestiture of our water treatment and acrylamide product lines. The restructuring costs, which were primarily severance related, were charged to expense as follows: manufacturing cost of sales $1.3, selling and technical services $0.9, research and process development $0.5 and administrative and general $0.5. Annual before tax benefits of approximately $5.9 were expected to begin in 2007 as a result of these restructuring initiatives. We achieved substantially all of the annualized benefits in 2007. Cash payments related to these activities will have been substantially completed by December 31, 2007.

Contractual Obligations and Commercial Commitments
--------------------------------------------------

9. In future filings, please revise your contractual obligations table as follows:

     o To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
     o If you are using derivative instruments to manage your interest rate risk and to the extent that you are in a position of paying cash rather than receiving cash, please disclose estimates of the amounts you will be obligated to pay.
     o To the extent you are required or planning to fund your pension plans in the future and such payments are material, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.
     o Include your "other noncurrent liabilities" in the table, as such liabilities represent 12% of your total liabilities.

     The requested changes will be made in our 2007 and all future annual filings. Our intention will be to include only the next year's pension, and environmental estimated payment amounts and footnote the fact that future years are not included in the table as they are not estimatable by year. Further, our asbestos contingent liabilities and our asset retirement liabilities, which are included in "other noncurrent liabilities", will not be included in the table as we can not reasonably estimate the amounts by year (this will also be footnoted).

Significant Accounting Estimates/Critical Accounting Policies
-------------------------------------------------------------

10. In future filings, please include a sensitivity analysis of the material estimates/assumptions for the following:

     o Asbestos-related contingent liabilities and related insurance receivables: future number of claims filed and average value of those claims on a nominal basis.
     o Retirement plans: discount rate and expected rate of return on plan assets.

          At the Staff's request, we will include the requested sensitivity analyses in future filings.

11. We note that you have referred to an independent third party actuary with regard to your determination of your asbestos liabilities and probable insurance recoveries receivable on pages 33 and in footnote 13. In future filings, either identify these experts or delete your reference to them. We remind you that if you refer to experts in a filing under the Securities Act, you must name such experts and include their consent.

     Our September 30, 2007 Form 10-Q has already removed the reference to the third party actuarial firm. They will not be named in any future filing.

12. In future filings, please revise your disclosure to state the purpose of initially using the market multiple approach to estimate the fair value of your reporting units when testing goodwill for impairment and then using the discounted cash flow approach to more precisely determine the reporting unit's fair value when the market multiple approach indicates a possible impairment. In this regard, it is unclear why you would not initially use the discounted cash flow approach, if it is a more precise measure of a reporting unit's fair value. Also, if the fair value of any of your reporting units do not materially exceed its carrying value, please provide a description of the material assumptions used in both the market multiple approach and the discounted cash flow approach and the sensitivity of those assumptions for the reporting unit. For example, for a discounted cash flow approach, such assumptions should include the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a market multiple approach, the revenue and/or EBITDA multiple used. Also, please disclose those reporting units, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit. Refer to Section
     501.14 of the Financial Reporting Codification for guidance.

     In future filings, we will update our accounting policy covering impairment of goodwill to include our rationale for the two-part approach (1A and 1B as we refer to them) we use to complete the first step of our annual goodwill impairment analysis. In our 2007 Form 10-K, we also will include detailed information on the assumptions used in the fair value calculation for any segment where its fair value does not materially exceed its carrying value. We will also provide sensitivity information for the critical assumptions used in this calculation. Per the Staff's comment, the following is additional input on our use of the market multiple approach which would be included in future filings.

     We initially use a market multiple approach (1A) to estimate a range of fair values by reporting unit, and then use a discounted cash flow approach
     (1B) if the market multiple approach indicates that a potential impairment might exist to refine and reaffirm the results of the first test.

     The market multiple approach provides a straightforward, cost effective and relatively simple method to readily determine if an impairment might exist by utilizing EBITDA (Earnings Before Interest, Depreciation, and Amortization) information by segment multiplied by average current industry valuation factors or multiples to easily determine an estimated range of fair value. We utilize a 3 year EBITDA average of historical and forecasted EBITDA for the reportable segment times the range of EBITDA multiple factors. The market multiple range utilizes an average lower and upper multiple limit based on recent industry acquisition average EBITDA multiples paid by financial and strategic purchasers. We obtain this information from a third party investment bank. If the segment's estimated fair value of the low end of the range is close to, in our judgement, or below the segment's carrying value, we refine the calculation using discounted cash flows to calculate a point estimate of the segment's fair value, as opposed to a range. If the discounted cash flow approach yields a fair value estimate less than the segment's carrying value, we would proceed to step two of the impairment test, as defined by SFAS No. 142.

Summary of Significant Accounting Policies -
--------------------------------------------
Goodwill
--------

13. We note that you have identified your reportable segments as your reporting units for testing goodwill for impairment. We also note your disclosures on page 5 stating, "Our management team regularly reviews our product line portfolio in terms of strategic fit and capital allocation based on financial performance which includes factors such as growth, profitability and return on invested capital." In addition, you note that you have accounted for all strategic business and product line acquisitions using the purchase method of accounting. Finally, we note that you allocated $15.2 million of Cytec Performance Chemical's goodwill to the divestiture of the water treatment chemicals product line. As such, it is unclear to us why you are not testing goodwill for impairment at the product line level based on the guidance in paragraph 30 of SFAS 142. At a minimum, please address each of the following:

     o Confirm to us that your reportable segments are your operating segments in accordance with paragraphs 10-15 of SFAS 131.
     o Tell us how the "segment managers" of your operating segments manage their respective segments. Specifically, tell us the types of information/reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.
     o If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination providing us with your analysis of EITF No. 98-3 for each product line by operating segment.

     o If you believe each of the components for each of your operating segments can be aggregated, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.
     o Please provide us with an organizational chart that includes the level of personnel below your "segment managers" of your operating segments, whether it is at the business line, geographic, or some other level.

     If you subsequently determine that your reporting units are a level below your operating segments, please revise your goodwill impairment tests for each period presented. Please provide us with the results of such tests.

     As described in our Form 10-K, we have four reportable segments which are our operating segments for purposes of SFAS 131.

     - Cytec Performance Chemicals - this segment includes the following components (which we call product lines): Mining Chemicals, Phosphine Chemicals, Pressure Sensitive Adhesives, Polymer Additives, Urethane Specialties and Specialty Additives.
     - Cytec Surface Specialties - this segment includes the following components: Radcure Resins, Powder Coating Resins, and Liquid Coating Resins. Liquid Coating Resins includes Waterborne Resins, Solventborne Resins and Amino Resins.
     - Cytec Engineered Materials - this segment encompasses the following components: advanced composites and film adhesives, both principally serving the aerospace market.
     - Building Block Chemicals - this segment produces the following products at our Louisiana location; acrylonitrile, melamine and sulfuric acid. For the Staff's information, there is no goodwill in this segment.

     It is important to note that the Cytec Performance Chemicals and Cytec Surface Specialties segments are part of what we call the Cytec Specialty Chemicals business. Cytec Specialty Chemicals is run by one President and the two specific segment Vice Presidents report directly to the President of Cytec Specialty Chemicals. The remaining two operating segments, Cytec Engineered Materials and Building Block Chemicals are run by a segment President.

     The two Cytec Specialty Chemicals segment vice presidents are responsible for sales, marketing and technical service. All other functions (e.g. manufacturing, supply chain, research, IT, Human Resources, etc) are shared and operate at the Cytec Specialty Chemical level. The segment Presidents for Cytec Engineered Materials and Building Block Chemicals also have manufacturing, supply chain, IT, human resources and research and development for each segment as a whole reporting into them. See attached organization charts at the end of this response.

     The operating financial information reviewed by our CEO, who is our Chief Operating Decision Maker (CODM) as defined by SFAS No. 133, is a segment income statement, a segment sales and marginal income analysis, (i.e. sales less variable cost), and accounts receivable and inventory information. In the case of the two specialty chemical segments, the CODM also is provided sales and earnings information for each of the components, or product lines, of the segment. For the Engineered Materials and Building Block segments, no component or product line financial information is presented to our CODM. In addition, the CODM does get monthly narrative reports by segment that supplements all the information described above. Annual budget data is reviewed by the CODM at the same detailed level as described above. The operating information as described is also reviewed monthly at the Board of Directors level.

     Incentive compensation decisions are made by the CEO based on the recommendations of the individual segment leaders. Individual incentive compensation at the component level is done by each of the segment presidents and it is important to note that a number of the support functions for the two specialty chemical segments are paid incentive compensation based on the total results for Cytec Specialty Chemicals.

     The specialty chemical segment vice presidents review income statements, sales and marginal income analysis and accounts receivable and inventory reports at the component level and the classifications are generally driven by product type as listed in our segment descriptions above. The segment president for Cytec Engineered Materials reviews income statements for the segment and this is supported by information for geographic regions, sales and marginal income analysis by product type and manufacturing site, accounts receivable and inventory reports for the segment in addition to various manufacturing variance reports. The segment president for Building Block Chemicals reviews an income statement, accounts receivable and inventory information for the segment and sales and marginal income analysis by product in addition to various manufacturing variance reports.

     Allocation of capital spending is made at the segment level by the CODM, with a further determination within a segment made by the President of each segment. The allocation for the specialty chemical segments is done by the President, Cytec Specialty Chemicals. Capital spending reports are viewed by all the segment presidents.

     Therefore, based on all the above we believe the operating segments described above have been identified in accordance with paragraphs 10-15 of SFAS 131.

     As it relates to SFAS 142 and goodwill impairment testing, we do not believe that the components of our segments represent reporting units because the components do not constitute businesses as defined by EITF 98-3 (98-3) for the following reasons.

     - The components do not have their own IT systems (we have centralized IT systems).
     - The components do not have their own manufacturing leaders, or safety, customer service or supply chain organizations. These functions are centralized at the Cytec Specialty Chemicals, Cytec Engineered Materials and Building Block Chemicals level and would have to be set up if a component was separated from our Company.
     - There would be significant cost and it would be difficult for a component to acquire these business processes.
     - The components generally do not individually have legal entity status in the countries in which they operate, but share legal entities in which they do business.
     - Each component shares finance, human resources and legal personnel with the entire segment.
     - In many cases, components share manufacturing facilities with one or more other components.

     Based on these points, we think there is compelling evidence that many aspects of a business as defined by 98-3 are not present, While "outputs", as defined by 98-3, are present in each of our product lines, certain critical "inputs" and "processes" (as described above) are not present. The product lines are dependent on significant segment and corporate activities. These were and will continue to be assessed as to their importance under 98-3, but at present were not deemed to be "missing elements" as described in 98-3 and, as such, we do not believe the components meet the definition of a business. We have therefore historically taken the view that the components of the segment are not reporting units.

     A recent example of this heavy dependence on segment and corporate level processes was evidenced in the sale of the Water Treatment and Acrylamide product lines (Water Treatment) in 2006. We spent significant time and effort to separate these product lines from our corporate and segment infrastructure.

     As the Staff highlighted in its comment, at the closing date of the divestiture (the date at which we believe the specific facts and circumstances of the 98-3 "business" assessment as required by SFAS142 needed to be completed), we concluded it was appropriate to allocate segment goodwill to the sale of the Water Treatment in accordance with SFAS 142, paragraph 39. By way of background, the divestiture was begun in August 2005 so that, by the October 1, 2006 closing date, significant progress had been made during that time period to provide critical inputs and processes to allow for the divestiture. This included the creation of a separate instance of our IT system for the business, modifications to user access for all personnel associated with Water Treatment to allow for them to access the new system, and significant personnel realignments to focus certain job responsibilities only on Water Treatment activities as opposed to segment duties in total (significant training was also done for these personnel who would remain with Water Treatment). Further, significant changes in our operating processes and in supply chain were made to allow this component to run as a new business in the future In summary, we expended significant effort to set up the product lines as stand alone businesses and if we had not, the divestiture would not have happened. The extent of this effort and preparation by our personnel over this 15-month period, in our analysis, provides further evidence that our remaining product lines do not have the ability at present to run separately as businesses as defined by 98-3. While the decision took judgment on our part, we felt that only missing elements "minor" to the 98-3 business definition existed at the sale date for Water Treatment. As such, we followed the SFAS142 guidance and completed the allocation exercise and reduced the gain on the divestiture accordingly.

     We also believe that even if a view was reached that one or more product lines was deemed to be a "business" under 98-3, we would be required to aggregate our components in the segments based on the aggregation criteria of paragraph 30 of SFAS 142 and EITF Topic D-101 which references back to paragraph 17 of SFAS 131. Our basis for this, by segment, is as follows:

     Cytec Performance Chemicals
     o All the products in this segment are considered "specialty chemicals" and enhance the performance of a customers product or manufacturing process. As a result of this, the markets vary and are wide, e.g. copper and alumina processing, fumigation, semiconductor manufacturing, labels, plastics, adhesives, latex, among others.
     o For the majority of the products the basic raw materials are derivatives based on oil or natural gas.
     o They share certain manufacturing facilities and most share a worldwide research and development center in the U.S.. The products are primarily batch processed.
     o All components are marketed and distributed similarly, predominately through Cytec sales force and some local agents and all are sold globally. Customers are industrial users who use our products to make other products.

     o Sales growth targets for each product line are linked to global GDP and international expansion into developing markets such as Asia and Latin America.
     o Our targeted operating margins approximate 10% in total for this segment. The components are categorized as growth, turnaround or cash. Once a component has reached a sustainable minimum margin of 10% it is categorized out of turnaround into a growth category. A cash category is one where we will make minimum investments and they are run for cash generation. Only one component, specialty additives, is classified as cash and its operating margin is above the 10% target. Polymer additives and specialty urethanes are classified as turnaround. Both component margins were well below the 10% operating margin target, but we are working to bring them back to targeted levels. The differences in the operating margins, in many cases, are due to the fact that products are at different stages of their life cycle. The chemical industry, in which we operate, has long life cycles. In the earlier stages, margins at times are higher as a reward for innovation, but are reduced as competitors enter the market. Our expectation is that the long term operating margins are all similar and that the products are impacted by the same market conditions i.e., investment in new products, industrial production and pricing for raw materials, which are derivatives of oil and natural gas.

     Cytec Surface Specialties
     o The products in this segment are considered "specialty chemicals" that react to a surface material and change or improve its characteristics. The major market is the global coatings market with some sales to the ink and electronic markets.
     o For the majority of the products the basic raw materials are derivatives of oil or natural gas.
     o They share certain manufacturing facilities and share a worldwide research and development center in Belgium. The products are primarily batch processed.
     o All components are marketed and distributed similarly, predominately through Cytec sales force and some local distributors, and all are sold globally. Principal customers are large industrial paint manufacturers who use our products to make other products.
     o Sales growth is linked to global GDP and international expansion into developing markets such as Asia and Latin America.
     o Our targeted operating margins approximate 10% in total for this segment. As described in Cytec Performance Chemicals above, the components are categorized as growth, turnaround or cash. Components in the growth category would include Radcure and Waterborne resins and their operating margins are above the segment target. There are no components classified as cash. Powder Coating Resins, Solventborne Resins and Amino Resins are classified as turnaround and in 2006 their operating margins were well below the 10% operating margin target, but we are working to bring them back to targeted levels. Again, the variation in margins is principally due to products in the segment being at different stages of their life cycle. The higher margins in the Radcure and waterborne product areas currently have more proprietary technology. We would expect these margins to go down over time without continued investment in new product technology. For the turnaround businesses we are improving manufacturing performance, raising prices where possible and investing in specific technology areas to improve operating margins. These three components are in highly competitive markets.

     Cytec Engineered Materials
     o The products in this segment, advanced composites, film adhesives and carbon fibers all serve principally the aerospace markets. Sales of advanced composites account for approximately 75% of segment sales. Growth for all products is mostly tied to aircraft build rates and increased penetration of composites.
     o Distribution of the products is similar using predominently Cytec sales force or some local agents.
     o While certain select financial information is available to the segment president (region income statements, sales and marginal income by product type and manufacturing site), the segment's overall results are the subject of heavy focus and analysis, and the segment results are what are discussed at higher levels. The lower level information includes significant allocations of segment and corporate costs.

     Building Block Chemicals (as stated earlier, there is no goodwill for this segment)

     o There are no discrete financial statements for these products although a sales and marginal income analysis is available by product.
     o The products in the segment are all high volume commodity chemicals produced in an integrated manufacturing facility at one location in Louisiana. Much of the costs of production are shared between the main products at this site.
     o They are sold via distributor or Cytec sales force to large industrial users.

     There are two final points we would like to make for the Staff's clarification. Our Form 10-K referred to the "regular" review of our product portfolios in the Business section. This referred specifically to our annual strategic planning process performed for the CEO and Board typically in May of each year. This is a five-year planning exercise. We will clarify in future filings that this product portfolio review is only done annually. We do not believe this causes our components to meet the `reporting unit' criteria.

     Our Form 10-K also states that our acquisitions have been considered acquisitions of businesses and we have used purchase accounting. We do believe that to be a true statement based on the terms of each transaction that we have consummated since FAS 142 was implemented in 2002. There have been only two acquisitions since that date. Surface Specialties, our 2005 $1.8 billion acquisition, was significant and required a redefinition of our chemical segments. In 2003, we acquired two product lines from Avecia for $96 million which were deemed to be a `business' at the time they were acquired (only $8 million of goodwill) as we acquired all the critical inputs, outputs and processes. However, when this acquisition was integrated into our existing business the product lines were incorporated into two existing Cytec components. We do not believe they remain as a `business' under EITF 98-3 in the Cytec structure for the aforementioned reasons. Future transactions may or may not be viewed as that of a business depending on their terms and attributes.

                            Cytec Specialty Chemicals

                                   President
                                      CSC
                                   _________
                                       |
                                       |
                                       |
______________ ______________ ______________ ______________ ______________  ______________ ______________ ________ __________
      |              |              |              |              |               |              |           |          |
Vice President Vice President Vice President Vice President Vice President  Vice President Vice President Division Controller
     CSS            CPC         Operations    Supply Chain      Human            R&D         Asia Pacific  Counsel     CSC
                                 CSC            CSC           Resources          CSC           CSC
      |              |                                            CSC
      |              |
      |              |
See Attachment A     See Attachment B
________________     ________________


                            Cytec Surface Specialties
                                  Attachment A


                                     Vice
                                   President
                                   _________
                                       |
                                       |
                                       |
______________ ______________ _______________ ______________ _______________ _______________ ____________ ____________ __________
      |              |              |               |              |               |              |            |            |
   Surface       Global HR    Global Business  GSSR Project  Global Business Global Business Global Sales  Marketing      Global
 Specialites       Partner       Director                      Director        Director        Process    Communications Customer
 Controller                        LCR                         Powders         Radcure       Optimization  Manager       Services
                                                                                               Director                  Director
                                                                                                                           CSC*


* Serves Cytec Specialty Chemicals

                           Cytec Performance Chemicals
                                  Attachment B



                                     Vice
                                   President
                                   _________
                                       |
                                       |
                                       |
______________ ______________ ______________ _______________ _____________ _______________ ____________
      |              |              |               |              |             |               |
Vice President Vice President Vice President Global Director    Marketing    HR Partner    Controller
 Mining &       SA & PSA        PA & SU           of         Communication                    CPC
Phosphines                                      Customer        Manager


* Serves Cytec Specialty Chemicals

Financial Instruments
---------------------

14. We note that you use the following derivative instruments: (a) currency forward contracts; (b) cross currency swaps; and (c) forward contracts and swaps on commodities. In future filings, please revise your derivative financial instruments and derivative commodity instruments accounting policy to provide a more detail description about your policies and the methods used to apply those policies in accordance with the requirements in
     Article 4-08(n) of Regulation S-X. Please provide us with the disclosure you intend to include in future filings.

     In response to the Staff's request, below is a revised derivative policy note that we believe clarifies what we currently do in this area and that complies with Article 4-08(n). We will also be certain to conform this language to other sections of the 2007 Form 10-K that speak to derivatives so it is laid out consistently throughout the filing.

     H. Financial Instruments: Financial instruments are recorded at cost which approximates fair value for cash and cash equivalents, receivables, certain other assets, accounts payable, and certain other liabilities. Fair values are determined through a combination of management estimates and information obtained from third parties using the latest available market data. Long-term debt is carried at amortized cost.

     I. Derivative Instruments and Hedging Activities: We use derivative instruments in accordance with our established policies to manage exposure to fluctuations in currency rates, interest rates and natural gas prices in North America. We do not hold or issue derivative financial instruments for trading or speculative purposes. We enter into financial instrument transactions with either major financial institutions or highly-rated counterparties and make reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit-related and performance-related risks.

     Foreign Currency Risk: We use currency forward contracts and cross currency swaps to manage our exposure to fluctuations in currency rates on third party and intercompany transactions denominated in currencies other than the functional currency of the legal entity. We hedge such exposures with currency forward contracts denominated in the same currency and with similar terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value or cash flows of the hedged item or transaction. All derivative contracts used to manage foreign currency risk are measured at fair value and reported as assets or liabilities on the balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and effectiveness of the hedging relationship. Ineffectiveness, if any, in a hedging relationship is recognized immediately into earnings. If the hedging relationship is not highly effective in generating offsetting cash flows or changes in fair value, we would recognize the change in the fair value of the currency forward contract in other income (expense), net. We did not terminate any designated hedging relationships in 2006, 2005 or 2004. There was no ineffectiveness in 2006, 2005 or 2004.

     The earnings impact of currency forward contracts that are used to economically hedge foreign currency assets or liabilities is recognized currently in other income (expense), net during the term of the contracts.

     We use cross currency swaps to hedge certain future cash flows from Euro receipts on certain Euro denominated intercompany loans receivable we have with certain subsidiaries against changes in the U.S. dollar to Euro exchange rates. The swaps fix the US dollar (USD) equivalent cash flows of these Euro denominated intercompany loans and eliminate foreign exchange variability since the notional amounts of the swaps equal that of the loans, and all cash flow dates and interest rates coincide between the swaps and the loans, therefore no ineffectiveness is expected. These swaps have been designated as cash flow hedges. The cross currency swaps are recorded at fair value as either assets or liabilities. Each period we record the change in the swaps fair value to accumulated other comprehensive income. We reclassify an amount out of accumulated other comprehensive income to the income statement to offset the foreign currency gain or loss on the remeasurement to USD of the Euro loans. We also accrue for the periodic net swap payments each period in the income statement. We monitor the counterparty credit risk and the continued probability of the hedged cash flows as to amount and timing.

     Another portion of our intercompany Euro denominated loans payable of one of our U.S. subsidiaries is designated as a hedge of our net investment in our Belgium-based subsidiary, Cytec Surface Specialties SA/NV. The portion of the remeasurement of the intercompany loan to the U.S. dollar that relates to the amount designated as a hedge of our net investment is recorded as a translation adjustment.

     Commodity Price Risk: We use natural gas swaps to hedge a portion of our utility requirements at certain of our North American manufacturing facilities. These swaps, which are highly effective at achieving offsetting cash flows of the underlying natural gas purchases, have been designated as cash flow hedges and are reported on the consolidated balance sheets at fair value, with offsetting amounts included in accumulated other comprehensive income/(loss) on an after-tax basis. Gains and losses are reclassified into earnings, as a component of manufacturing cost of sales, in the period the hedged natural gas purchases affect earnings. If the derivative is no longer highly effective in achieving offsetting cash flows, subsequent changes in fair value are recorded in other income (expense), net. Any ineffectiveness is recognized in other income (expense), net in the current period. If the hedging relationship is terminated we continue to defer the related gains or loss in Accumulated other comprehensive income and include it as a component of the cost of the underlying hedged item. If the forecasted transaction is no longer likely to occur we recognize the related gain or loss in other income (expense), net in that period. We did not terminate any hedges and there were no forecasted transactions that did not actually occur during 2006, 2005 and 2004. Ineffectiveness during these years was insignificant. The fair values of all of these instruments are based on quotes from third party financial institutions.

Derivative Financial Instruments and Certain Hedging Activities
---------------------------------------------------------------

15. We note that during September 2005 you entered into two cross currency swaps, which you state on page 54 that you have designated as cash flows hedges. However, on page 43, your accounting policy appears to indicate that the interest component of the derivative instrument is a cash flow hedge, whereas the exchange component is a fair value hedge. Please provide us with a more detailed explanation as to how you are accounting for the two cross currency swaps. Please ensure your explanation cites the accounting literature supporting your accounting. In addition, please revise your disclosure in future filings to provide a more detailed explanation regarding your accounting for the cross currency swaps. Please also revise your disclosure to provide the information required by paragraph 44 of SFAS 133: (a) your objectives for holding these instruments, the context behind your objectives, and your strategy for achieving those objectives; and (b) a description of the items or transaction for which the instruments are being used. Depending on whether the instruments qualified as fair value hedges or cash flow hedges, please revise your footnote disclosure to include the information required by either paragraph 45.a. or paragraph 45.b., respectively, of SFAS 133. Please provide us with the disclosure you intend to include in future filings.

     The following is the footnote disclosure to be included in future filings:

     We use the cross currency swaps to hedge the changes in the cash flows of certain Euro denominated intercompany loan receivables (Euro loans) held by U.S. entities. The loan amounts are Euro 207.9 and Euro 207.9 due October 1, 2010 and October 1, 2015, respectively. Because the Euro loans are denominated in Euros, we have foreign exchange exposure upon remeasurement to the USD. We hedged this foreign exchange exposure by entering into cross-currency swaps with notional amounts of Euro 207.9/USD 250.0 that settle on October 1, 2010 and October 1, 2015, respectively. At the initial principal exchange, we paid $500.0 and received Euro 415.8 from counterparties. At the final exchanges we will pay Euro 207.9 and receive $250.0 on October 1, 2010 and October 1, 2015. The swaps have fixed interest rates on both legs. On the 5 year swaps, we pay 3.78% interest per annum on the Euro notional amount and we receive 5.5% interest per annum on the USD notional amount. On the 10 year swaps, we pay 4.52% interest per annum on the Euro notional amount and we receive 6.0% interest per annum on the USD notional amount. The interest payment dates (April 1 and October 1) and Euro rates coincide with the Euro loans.

     The swaps fix the USD equivalent cash flows of the Euro loans and eliminate foreign exchange variability since the notional amounts of the swaps equal that of the loans, and all cash flow dates and interest rates coincide between the swaps and the loans, therefore no ineffectiveness is expected. These swaps have been designated as cash flow hedges. Each period we record the change in the swaps fair value to accumulated other comprehensive income. We reclassify an amount out of accumulated other comprehensive income to the income statement equal to the foreign currency gain or loss on the remeasurement to USD of the Euro loans which offsets the foreign currency gain or loss. We also accrue for the periodic net swap payments each period in the income statement. We monitor the counterparty credit risk and the continued probability of the hedged cash flows as to amount and timing.

     The fair value of the five year swaps were $xxx and $(16.9) at December 31, 2007 and 2006, respectively. The fair value of the ten year swaps were $xxx and $(16.4) at December 31, 2007 and 2006, respectively. As long as the Euro loans remain outstanding, we will reclassify amounts out of accumulated other comprehensive income to the income statement to offset the amount of foreign exchange gain or loss on the remeasurement of the Euro loans recorded each period. The amount of such reclass will depend on changes in the USD/Euro exchange rate occurring during the period. There were no amounts reclassified out of accumulated other comprehensive income during 2007, 2006 or 2005 relating to discontinuance of this hedging relationship.

     Per the Staff's request, the following is a more detailed explanation of how we are accounting for the cross currency swaps.

     All of the variability in the hedged item's (Euro loans) functional-currency-equivalent cash flows is eliminated pursuant to FAS 133, paragraph 40(e). This hedging relationship is further supported by DIG Issue G23 example 1.a. As noted in the DIG Issue G23, we measure ineffectiveness utilizing DIG Issue G7 and utilize the hypothetical derivative approach. Since the notional amounts of the swaps equal that of the Euro loans, and all cash flow dates and interest rates coincide between the swaps and the Euro loans, the actual hedging instrument being used is the same as the "hypothetical swap" with matching terms, therefore no ineffectiveness is expected. We monitor the counterparty credit risk and the continued probability of the hedged cash flows as to amount and timing. Each period we record the change in the swap's fair value to accumulated other comprehensive income (AOCI). Pursuant to FAS 133, paragraph 30(d) we reclassify an amount out of AOCI to the income statement equal to the foreign currency gain or loss on the remeasurement to USD of the Euro loans which offsets the foreign currency impact. We also accrue for the periodic net swap payments each period in the income statement.

Contingencies and Commitments
-----------------------------

16. We note that you have asset retirement obligations for manufacturing sites that you currently own and formerly owned. Based on your current disclosure, it is unclear as to whether your estimated asset retirement obligation includes all manufacturing sites or whether you are currently unable to estimate the asset retirement obligation for certain manufacturing sites. In future filings, please revise your disclosure to provide the following additional information regarding your asset retirement obligations:

     o A description of your regulatory closure obligation includes all manufacturing sites.
     o The total number of manufacturing sites you have a regulatory closure obligation, and the number of manufacturing sites you have not yet recognized an asset retirement obligation.
     o For those manufacturing sites that you have not yet recognized a liability, disclose why you are unable to provide for such an estimate, at what stage you will recognize an asset retirement obligation for the facility or well, and the potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term.
     o A reconciliation of the beginning and ending aggregate carrying amount of your asset retirement obligations. Please provide us with the disclosure you intend to include in future filings.

     In response to the Staff's comment, we confirm we have accrued for all asset retirement obligations that exist at all manufacturing sites. We will clarify this as requested in future filings.

     Following is a revised footnote disclosure to be included in future filings:

     Asset retirement obligations

     We record asset retirement obligations in accordance with SFAS No.143, Accounting for Asset Retirement Obligations (SFAS 143). Under SFAS 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which the liability is incurred and becomes determinable with an offsetting increase in the carrying amount of the related long-lived asset. The recognition of an asset retirement obligation at fair value requires that management make numerous estimates, assumptions and judgments regarding such factors as the estimated probabilities, amounts and timing of settlements, the credit-adjusted risk-free rate to be used, inflation rates, market risk-premium, and changes in environmental, regulatory, and legal environments. In periods subsequent to initial measurement of the liability, we must recognize period-to-period changes in the liability resulting from the passage of time and revisions such as the timing or the amount of the original estimate of undiscounted cash flows. Over time, the liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for its recorded amount or incur a gain or loss.

     A summary of the changes in the asset retirement obligation for the years ended December 31, 2007 and 2006 is presented below:

        ------------------------------------------------------------------------
        Asset retirement obligation as of  December 31, 2005               $40.1
        Liabilities incurred                                                 0.0
        Liabilities settled                                                (0.4)
        Accretion expense                                                    2.9
        Revisions in estimated cash flows                                  (1.0)
        Currency exchange                                                    1.5
        ------------------------------------------------------------------------
        Asset retirement obligation as of  December 31, 2006               $43.1
        Liabilities incurred                                                 x.x
        Liabilities settled                                                  x.x
        Accretion expense                                                    x.x
        Revisions in estimated cash flows                                    x.x
        Currency exchange
        ------------------------------------------------------------------------
        Asset retirement obligation as of  December 31, 2007               $xx.x
        ------------------------------------------------------------------------

     Our long-lived assets subject to asset retirement obligations are primarily related to asbestos abatement and Resource Conservation and Recovery Act ("RCRA") closures at certain manufacturing facilities and office buildings. As of December 31, 2007, 46 of our manufacturing sites have been identified with regulatory closure obligations. These obligations principally include asbestos abatement and RCRA closure obligations.

     There are no sites with a regulatory closure obligation for which a liability has not been estimated and recorded.

     At December 31, 2007, there were no assets legally restricted for purpose of settling asset retirement obligations. The asset retirement obligation liability has been recorded as noncurrent liabilities in the accompanying consolidated balance sheets.

Controls and Procedures -
-------------------------
Changes in Internal Controls
----------------------------

17. We note your disclosure that with the exception of the items noted above, there has been no change in the company's internal control over financial reporting during the quarter ended June 30, 2007 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting." Please revise in future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

     Noted and we will comply.

18. In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conforms to the language per Release No. 33-8238, specifically the phrase, "(the registrant's fourth fiscal quarter in the case of an annual report)," in Item 4.d.

     Noted and we will comply.